DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone ... Telefax (31) 45 5740680
Internet: w
E-mail : m

Avecia Public Affairs Group
P.O. Box 42, Blackley, Manchester, United Kingdom
Tel. +44 (161) 721 2890, Fax +44 (161) 721 5319
Internet: www.avecia.com
E-mail : enquiries@avecia.com


05005811

03E

Heerlen (NL)/ Manchester (UK), 2 February 2005

DSM completes acquisition of NeoResins from Avecia

Today Royal DSM N.V. completed the acquisition of NeoResins, the coating resins business of Avecia. The intention of this acquisition was announced on 14 December 2004. Necessary approvals have been obtained from the relevant authorities. The acquisition fits perfectly in DSM's strategy and means a substantial strengthening of DSM's coating resins business, part of the company's Performance Materials cluster.

DSM has paid Avecia a transaction price of EUR 515 million in cash. The transaction comprises the entire NeoResins business on a cash and debt free basis. NeoResins' sales in 2004 were around EUR 270 million with an EBITDA of approximately EUR 52 million. The company employs 635 people. The acquisition will be earnings per share enhancing as of year one.

NeoResins will form part of the DSM Coating Resins Business Group and will be trading, within DSM, as DSM NeoResins. The combination of DSM Coating Resins and NeoResins will create a leading global player with a broad product portfolio of strong, developing chemistries and product groups including environmentally friendly technologies such as water-borne resins, powder coating resins and UV curable coatings. The combined competencies will put DSM in an excellent position to exploit both specialist niche markets and the overall trend towards more environmentally friendly coating products.

DSM shall start to develop synergies, amongst others in the fields of technology, markets, innovation and purchasing for integrating NeoResins into DSM.

About NeoResins

NeoResins is a worldwide technology leader in specialty water-based acrylic and polyurethane resins for use in paints, coatings, adhesives and inks. It is headquartered in Waalwijk, the Netherlands.

NeoResins employs 635 people and has manufacturing sites in Waalwijk (Netherlands), Parets des Valles (Spain), Wilmington and Frankfort (United States). NeoResins' thrust towards specialty products is reflected in its significant investment in R&D (5% of annual sales; over 20% of employees working in R&D). The majority of NeoResins' sales are generated in Europe and the USA. The remainder is realized mainly in Asia. By far the greater part of sales is in the area of coating applications, with the remaining portion in graphic art and, to a lesser extent, adhesives.

About DSM Coating Resins

DSM Coating Resins is a global market leader in polyester resins for powder coatings, can coatings and coil coatings. DSM Coating Resins plays a leading role as a resins supplier to the decorative coatings, protective & maintenance coatings and industrial coatings markets.

DSM Desotech, which forms part of DSM Coating Resins, is the world leader in glass fiber coatings. DSM Coating Resins had annual sales of EUR 406 million in 2003; it has production sites in Europe, USA and Asia and currently employs 790 people.

In all coating markets, ecological considerations and ever-stricter environmental legislation are playing an increasingly important role in product development. In line with the corporate DSM strategy, DSM Coating Resins wants to be among the best companies in the world in the area of safety, health and environmental management. As a leading, customer-oriented resins supplier, DSM Coating Resins gives high priority to designing resin systems with tomorrow's environmental requirements in mind.

DSM
DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are being applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). The group has annual sales of approximately EUR 8 billion and employs around 25,000 people worldwide. DSM ranks among the global leaders in many of its fields. DSM is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782421
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Avecia, Public Affairs Group
Andrew Smalley
tel. +44 (0) 161 721 2441
fax +44 (0) 161 721 5139
e-mail enquiries@avecia.com

Avecia Investor Relations
Duncan McLellan
tel. +44 (0) 161 721 1228
email duncan.mclellan@avecia.com